

April 22, 2011

Via Facsimile
Shefali Vibhakar
President and Chief Executive Officer
Lyons Liquors Inc.
2605 72nd Avenue East, M/S 344
Ellenton, FL 34222

> **Re:** **Lyons Liquors Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 8, 2011**
> **File No. 333-171148**

Dear Ms. Vibhakar:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated February 25, 2011. We continue to believe that the offering contemplated by your selling shareholders is deemed to be a primary offering. Because you are not eligible to make an at-the-market offering under Rule 415(a)(4) of Regulation C, your selling shareholders must sell their shares at a fixed price for the duration of the offering. Please revise your disclosure throughout the registration statement to state that the shares offered by your selling shareholders will be offered at a fixed price for the duration of the offering and remove the references to the ability of your selling shareholders to offer their shares at prevailing market prices, should you become quoted on the OTCBB. For example, we note the following statements:

- "The selling shareholders will sell our shares at a fixed price of $0.10 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices." (Page 3); and

- "The selling shareholders will sell [your] shares at a fixed price of $0.10 per share until [your] shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices." (Page 5).

Please note these are examples only and not necessarily all inclusive. Also revise your disclosure to identify the selling shareholders as underwriters of the offering on the Prospectus Cover Page and in the "Selling Shareholders" and "Plan of Distribution" sections. In this regard, we note your statement on the prospectus cover page that "[e]ach of the selling shareholders may be deemed to be an 'underwriter' . . . ." Please note that your selling shareholders must be identified as underwriters in the prospectus, it is not sufficient to state that they "may be" underwriters.

2. We note your response to comment three in our letter dated February 25, 2011 and we reissue this comment in part. As previously requested, revise your disclosure to provide a specific business plan for the next twelve months. For example, disclose the steps you will take to secure retail space, identify distributors, and to obtain regulatory approval. Also briefly describe the specific activities that you engage in on a day-to-day basis to develop your brand, determine the market for your services and to develop your business and marketing plan.

Prospectus Summary, page 5

The Offering, page 5

3. We note your response to comment nine in our letter dated February 25, 2011. As previously requested, please revise your offering summary table to ensure that it includes all of the material terms of your primary and secondary offerings and present the terms of each offering separately, with a view towards clarity. It should reflect the terms of your primary offering, including whether the offering is a best efforts self-underwritten offering, whether a minimum number of shares must be sold for the offering to continue, and to include the duration of the primary offering. Also revise your disclosure to state that the selling shareholders will offer their shares at a fixed price for the duration of the offering and to identify the selling shareholders as underwriters.

Summary Financial Information, page 6

4. Please revise the May 26, 2010 inception date to read December 17, 2009.

Use of Proceeds, page 12

5. We have reviewed your responses and revised disclosures related to comments 10 and 19 in our letter dated February 25, 2011. Considering your disclosures indicate that the financing required to open a single retail location can vary from $75,000 to $300,000 and you anticipate receiving less than $75,000 of net proceeds under the 25%, 50%, and 75% offering scenarios, please revise your use of proceeds disclosures to clearly indicate that you will need additional financing outside of this offering to open a store under those offering scenarios and disclose the order of priority of any use of the proceeds received under each of these scenarios. See Instructions 1 and 3 to Item 504 of Regulation S-K. If you also anticipate the need for additional financing under the 100% scenario, please provide similar disclosures. Otherwise, if you believe the 100% scenario will enable you to open a store, please supplement your disclosures to describe how those proceeds will also allow you to fund the additional costs of opening a store, such as license fees, leasehold improvements, and payroll and inventory requirements. In addition, please revise your disclosures to describe the timing of your anticipated expenditures. For example, if you do not intend to pay out the amounts allocated to real estate until you obtain additional financing, please disclose such intentions. If you do anticipate paying out those amounts in the immediate or near future without obtaining subsequent financing, please explain in further detail the anticipated terms of your real estate plans, such as the number of rental months you believe the funds will cover.

Plan of Distribution, page 14

6. We note that you acknowledge the requirement to deliver a prospectus supplement under certain circumstances, however, some of the circumstances you discuss may require the filing of a post-effective amendment. For example, changes in the identity of stockholders will require the filing of a post-effective amendment. Refer to Compliance and Disclosure Interpretation 220.04 of the Securities Act Rules located at our web-site. Please review this disclosure and revise accordingly.

Description of Business, page 16

7. We note your response to comment 14 in our letter dated February 25, 2011 and reissue this comment in part. As previously requested, please describe the state liquor and private distribution processes, with a view towards explaining your business model to investors. For example, state the way(s) in which obtaining liquor from distributors would differ in a "control" versus "open" state and describe any restrictions on such a process. Also revise your disclosure to explain your statement in the final paragraph on page 16 that "[you] believe that certain states are great for entry based on several of the above factors" and disclose which of the states that you intend to operate in are "control" states and which are "open" states.

Competitive Business Conditions, page 17

8. Please revise your disclosure to describe the way(s) in which you plan to compete with the companies described in this section. See Item 101(h)(4)(iv) of Regulation S-K.

Compliance with Government Regulation, page 17

9. We note your response to comment 15 in our letter dated February 25, 2011. Please explain the basis for your statement in the second paragraph of this section that "[t]here are no Federal governmental requirements for selling alcoholic beverages . . ." and reconcile this statement with your statement in the first paragraph of this section that "[f]ederal, state and local governments heavily regulate the alcoholic beverage industry." Also revise your disclosure to discuss the effect of any failure to secure federal, state, or local approval(s) on your business; in this regard, we note that you have already identified the states in which you plan to operate on page 16.

Intellectual Property, page 17

10. We note your response to comment 16 in our letter dated February 25, 2011. Please further revise your disclosure to state whether you have applied for and whether you have received trademark protection for your trade name or logo, considering you state that you "own" your logo. See Item 101(h)(4)(vii) of Regulation S-K.

Description of Property, page 17

11. We note your response to comment 17 in our letter dated February 25, 2011. Please confirm to us, if true, that no other companies controlled by Ms. Vibhakar share the office space provided by Ms. Vibhakar as your response does not indicate as much. If other entities controlled by Ms. Vibhakar share this office space, revise your disclosure to list and briefly describe such companies.

Market for Common Equity and Related Stockholder Matters, page 18

Market Information, page 18

12. You state here that you have no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of your securities and yet elsewhere you indicate that you expect your shares to be quoted on the OTC Bulletin Board. Please revise to clarify.

OTC Bulletin Board Qualification for Quotation, page 19

13. You indicate here that 100,000 shares of your common stock are held by non-affiliates and 10,060,000 shares of your common stock are held by affiliates. Please tell us how you determined these amounts with reference to your selling stockholder table. If we assume that your sole officer and director is not selling in this offering any of the 10,000,000 shares that were purchased as a founder, it is unclear to us why the 100,000 shares held by Lyons Banc, Inc. that are being registered for resale are not considered shares held by affiliates and why they are not also reflected in the beneficial ownership table on page 22.

Plan of Operations, page 19

Financial Condition, Liquidity and Capital Resources, page 20

14. We note your statement in this section that "[you] intend to raise additional financing to fund [your] operations once [you] become a publicly traded company." Please revise your disclosure to reflect the fact that stocks are quoted, rather than traded on the OTCBB.

Cash Requirements, page 20

15. Quantify the amount necessary to provide funding to cover minimal operations. Considering you state that you believe that you have "adequate capital …to fund operations as is" and yet you only have $2,736 cash on hand, please state how long these funds will satisfy your minimal operations.

16. Consistently indicate whether the cost to open a single location varies between $75,000 and $300,000, as you indicate here, or $75,000 and $350,000 or more, as you indicate on page 16. Provide a break-down of what these costs reflect, consistent with our comment above under "Use of Proceeds."

17. Clarify for readers when and how you will identify the location in which you will open your first retail liquor store. If you do not know how or when you will make this decision, please state as much.

Directors, Executive Officers, Promoters and Control Persons, page 20

18. We note your response to comment 20 in our letter dated February 25, 2011 and reissue this comment in part. Please revise the description of Ms. Vibhakar's business experience to disclose the principal line of business of Corporate Wire, Inc. Also revise your disclosure to reconcile your statement that Ms. Vibhakar "has no experience in developing a business strategy to grow a company" with your statement

that Ms. Vibhakar was the founder and CEO of Corporate Wire, Inc. and "[d]uring
her time at Corporate Wire, built the company to over 1500 members."

<u>Executive Compensation, page 21</u>

19. We note your response to comment 21 in our letter dated February 25, 2011. Please
revise your disclosure to state whether you anticipate paying compensation to Ms.
Vibhakar in 2011. In light of the fact that Ms. Vibhakar is your sole officer and
director, please explain the way(s) in which you are negotiating with Ms. Vibhakar to
draft her compensation agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 if you have
questions regarding comments on the financial statements and related matters. Please contact
Lisa Kohl, Attorney Advisor, at (202) 551-3252, Mara L. Ransom, Legal Branch Chief, at (202)
551-3264, or me at (202) 551-3720, with any other questions.

Sincerely,

/s/ Mara L. Ransom for

H. Christopher Owings
Assistant Director

cc: Faiyaz Dean, Esq.